Exhibit 99.1

THIRD QUARTER 2026 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2026 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2026 Report to Shareholders is available at rbc.com/investorrelations, sedarplus.com and sec.gov and our Q3 2026 Supplementary Financial Information is available at rbc.com/investorrelations.

Net income $6.0 billion Up 11% YoY Up 9% QoQ	Diluted EPS[1] $4.23 Up 13% YoY Up 10% QoQ	ROE[1] 17.9% Up 60 bps[1] YoY Up 70 bps QoQ	Total PCL[1] $1.0 billion PCL on loans ratio[1] up 1 bp QoQ	CET1 ratio[1] 13.5% Above regulatory requirements and flat QoQ

Adjusted net income[2] $6.1 billion Up 10% YoY Up 9% QoQ	Adjusted diluted EPS[2] $4.28 Up 11% YoY Up 10% QoQ	Adjusted ROE[2] 18.1% Up 40 bps YoY Up 70 bps QoQ	Total ACL[1] $7.8 billion ACL on loans ratio[1] down 2 bps QoQ	LCR[1] 125% Down from 126% last quarter

TORONTO, August 27, 2026 — Royal Bank of Canada3 (RY on TSX and NYSE) today reported record net income of $6.0 billion for the quarter ended July 31, 2026, up $610 million or 11% from the prior year. Diluted EPS was $4.23, up 13% over the same period, reflecting higher results in Wealth Management, Capital Markets and Commercial Banking. Adjusted net income2 and adjusted diluted EPS2 of $6.1 billion and $4.28 were up 10% and 11%, respectively, from the prior year.

“Across the globe, Team RBC® continues to raise the bar to deliver exceptional, record results. Our third quarter earnings showcase the strength of our diversified business and our robust balance sheet. We’re delivering a premium ROE quarter after quarter, consistently returning capital to our shareholders. In a faster-moving, more complex economy, we remain focused on building the bank to meet clients wherever they need us, with the capabilities, advice and insights to help them succeed.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Record pre-provision, pre-tax earnings2 of $8.7 billion were up $1.0 billion or 13% from a year ago, mainly due to higher fee-based revenue in Wealth Management reflecting market appreciation and net sales, and higher revenue in Capital Markets driven by strength across Corporate & Investment Banking and Global Markets. Higher net interest income reflecting average volume growth in Personal Banking, Commercial Banking and Wealth Management also contributed to the increase. These factors were partially offset by higher variable compensation commensurate with increased revenue and continued investments across our businesses.

Our consolidated results reflect an increase in total PCL of $119 million from a year ago, mainly reflecting higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Commercial Banking. The PCL on loans ratio of 36 bps increased 1 bp from the prior year. The PCL on impaired loans ratio1 of 35 bps decreased 1 bp, while the PCL on performing loans ratio1 of 1 bp increased 2 bps, as compared to the same quarter last year. Income before income taxes of $7.7 billion was up $0.9 billion or 13% from a year ago. The effective income tax rate of 22.3% increased 110 bps from a year ago.

Compared to last quarter, net income and adjusted net income2 were both up 9%. Pre-provision, pre-tax earnings2 were up $0.7 billion or 9%, reflecting growth across most of our businesses, as revenue growth outpaced expense growth. The PCL on loans ratio of 36 bps increased 1 bp from the prior quarter. The PCL on impaired loans ratio was 35 bps, up 1 bp from the prior quarter, primarily due to higher provisions in Capital Markets. The PCL on performing loans ratio remained flat from the prior quarter.

Our capital position remains robust, with a CET1 ratio1 of 13.5%, supporting solid volume growth and $4.0 billion of capital returned to our shareholders, including $1.6 billion of share buybacks and $2.4 billion of common share dividends.

1 See the Glossary section of our interim Management’s Discussion and Analysis dated August 26, 2026, available at sedarplus.com and sec.gov, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

2 These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.

3 When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.

Personal Banking

Net income of $1,923 million decreased $15 million or 1% from a year ago. Net interest income was higher, reflecting average volume growth of 2% and higher spreads, net of an unfavourable impact from lower accretion of fair value adjustments related to the acquisition of HSBC Bank Canada (HSBC Canada). Higher fee-based client assets reflecting market appreciation and net sales also contributed to the increase. These factors were more than offset by higher non-interest expenses, primarily due to higher staff-related costs, investments in technology, client acquisition and engagement, and higher operating costs, as well as higher PCL and lower service charges.

Compared to last quarter, net income increased $53 million or 3%, largely driven by higher net interest income reflecting the impact of three more days in the current quarter and average volume growth of 1%. Higher fee-based client assets reflecting market appreciation also contributed to the increase. These factors were partially offset by higher non-interest expenses, primarily reflecting higher staff-related costs, ongoing technology investments, marketing costs and professional fees.

Commercial Banking

Net income of $936 million increased $100 million or 12% from a year ago, primarily driven by higher net interest income, reflecting average volume growth of 9% in deposits and 4% in loans, and lower PCL.

Compared to last quarter, net income increased $82 million or 10%, largely driven by higher net interest income reflecting the impact of three more days in the current quarter and average volume growth of 6% in deposits and 1% in loans. Lower provisions on impaired loans also contributed to the increase.

Wealth Management

Net income of $1,442 million increased $346 million or 32% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher net interest income reflecting average volume growth in deposits and loans and higher spreads also contributed to the increase.

Compared to last quarter, net income increased $257 million or 22%, mainly due to higher fee-based client assets reflecting market appreciation, which also drove higher variable compensation. Higher net interest income reflecting higher spreads and lower PCL also contributed to the increase.

Insurance

Net income of $197 million decreased $50 million or 20% from a year ago, primarily due to lower insurance service result reflecting the impact of favourable longevity reinsurance adjustments and recaptures in the prior period, as well as less favourable claims experience in the current period.

Compared to last quarter, net income decreased $21 million or 10%, primarily driven by lower insurance investment result reflecting less favourable investment related experience.

Capital Markets

Net income of $1,544 million increased $216 million or 16% from a year ago, primarily driven by higher revenue in Corporate & Investment Banking, mainly due to higher equity and debt origination and mergers & acquisitions activity across most regions, and higher revenue in Global Markets, primarily due to higher equity trading revenue across all regions. These factors were partially offset by higher PCL and ongoing technology investments.

Compared to last quarter, net income increased $60 million or 4%, primarily driven by higher debt and equity origination across most regions and higher fixed income trading revenue across all regions, partially offset by higher provisions on a previously impaired account in the other services sector and on impaired loans in a few sectors, including the consumer staples and industrial products sectors.

Corporate Support

Net loss was $18 million for the current quarter, primarily due to residual unallocated costs, partially offset by asset/liability management activities.

Net loss was $102 million in the prior quarter, primarily due to legal provisions and residual unallocated costs.

Net loss was $31 million in the same quarter last year, primarily due to residual unallocated costs, including severance, partially offset by asset/liability management activities.

Capital, Liquidity and Credit Quality

Capital

As at July 31, 2026, our CET1 ratio4 of 13.5% was unchanged from last quarter, as net internal capital generation was largely offset by business-driven risk-weighted assets growth and share repurchases.

Liquidity

For the quarter ended July 31, 2026, the average LCR4 was 125%, which translates into a surplus of approximately $98 billion, compared to 126% and a surplus of approximately $96 billion in the prior quarter. Average LCR4 remained relatively stable from the prior quarter, as growth in loans and securities was offset by growth in deposits and funding.

NSFR4 as at July 31, 2026 was 112%, which translates into a surplus of approximately $134 billion, compared to 111% and a surplus of approximately $115 billion in the prior quarter. NSFR4 increased compared to last quarter, primarily due to growth in deposits and funding, partially offset by increases in lending.

Credit Quality

Q3 2026 vs. Q3 2025

Total PCL of $1,000 million increased $119 million or 14% from a year ago, primarily due to higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Commercial Banking. The PCL on loans ratio of 36 bps increased 1 bp. The PCL on impaired loans ratio of 35 bps decreased 1 bp.

PCL on performing loans was $21 million, compared to $(28) million a year ago, primarily due to portfolio growth, partially offset by favourable impacts from changes to our macroeconomic forecast and credit quality in the current quarter.

PCL on impaired loans of $979 million increased $66 million or 7%, primarily due to higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Commercial Banking.

Q3 2026 vs. Q2 2026

Total PCL increased $88 million or 10% from last quarter, primarily due to higher provisions in Capital Markets, partially offset by releases of provisions in the current quarter in Wealth Management, as compared to provisions taken last quarter. The PCL on loans ratio increased 1 bp. The PCL on impaired loans ratio increased 1 bp.

PCL on performing loans increased $3 million or 17% as portfolio growth and an unfavourable impact from changes in credit quality were largely offset by favourable changes to our macroeconomic forecast.

PCL on impaired loans increased $80 million or 9%, primarily due to higher provisions in Capital Markets, partially offset by lower provisions in Wealth Management.

4 See the Glossary section of our interim Management’s Discussion and Analysis dated August 26, 2026, available at sedarplus.com and sec.gov, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Key performance and non-GAAP measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

Non-GAAP measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures and ratios we use in evaluating our operating results.

Pre-provision, pre-tax earnings

We use pre-provision, pre-tax earnings (PPPT) to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. PPPT may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses. The following table provides a reconciliation of our reported results to PPPT and illustrates the calculation of PPPT presented:

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31

(Millions of Canadian dollars)	2026	2026	2025	2026	2025

Net income	$6,024	$5,509	$5,414	$17,318	$14,935

Add: Income taxes	1,725	1,595	1,458	4,942	3,888

Add: PCL	1,000	912	881	3,002	3,355

Pre-provision, pre-tax earnings	$8,749	$8,016	$7,753	$25,262	$22,178

Adjusted results and ratios

We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. The specified item discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses.

Our results for the nine months ended July 31, 2025 were adjusted for the following specified item:

●	HSBC Canada transaction and integration costs.

Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

Consolidated results, reported and adjusted

The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP measures or ratios.

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Millions of Canadian dollars, except per share, number of and percentage amounts)	2026	2026	2025	2026	2025
Total revenue	$18,538	$17,453	$16,985	$53,951	$49,396
PCL	1,000	912	881	3,002	3,355
Non-interest expense	9,789	9,437	9,232	28,689	27,218
Income before income taxes	7,749	7,104	6,872	22,260	18,823
Income taxes	1,725	1,595	1,458	4,942	3,888
Net income	$6,024	$5,509	$5,414	$17,318	$14,935
Net income available to common shareholders	$5,879	$5,372	$5,290	$16,894	$14,575
Average number of common shares (thousands)	1,387,423	1,393,332	1,407,280	1,393,110	1,410,854
Basic earnings per share (in dollars)	$4.24	$3.86	$3.76	$12.13	$10.33
Average number of diluted common shares (thousands)	1,391,074	1,396,548	1,409,680	1,396,542	1,413,235
Diluted earnings per share (in dollars)	$4.23	$3.85	$3.75	$12.10	$10.31
ROE	17.9%	17.2%	17.3%	17.5%	16.1%
Effective income tax rate	22.3%	22.5%	21.2%	22.2%	20.7%
Total adjusting items impacting net income (before-tax)	$103	$101	$153	$306	$502
Specified item: HSBC Canada transaction and integration costs (1)	-	-	-	-	43
Amortization of acquisition-related intangibles (2)	103	101	153	306	459
Total income taxes for adjusting items impacting net income	$26	$27	$33	$79	$121
Specified item: HSBC Canada transaction and integration costs (1)	-	-	-	-	13
Amortization of acquisition-related intangibles (2)	26	27	33	79	108
Adjusted results (3)
Income before income taxes - adjusted	$7,852	$7,205	$7,025	$22,566	$19,325
Income taxes - adjusted	1,751	1,622	1,491	5,021	4,009
Net income - adjusted	6,101	5,583	5,534	17,545	15,316
Net income available to common shareholders - adjusted	5,956	5,446	5,410	17,121	14,956
Average number of common shares (thousands)	1,387,423	1,393,332	1,407,280	1,393,110	1,410,854
Basic earnings per share (in dollars) - adjusted (3)	$4.29	$3.91	$3.84	$12.29	$10.60
Average number of diluted common shares (thousands)	1,391,074	1,396,548	1,409,680	1,396,542	1,413,235
Diluted earnings per share (in dollars) - adjusted (3)	$4.28	$3.90	$3.84	$12.26	$10.58
ROE - adjusted (3)	18.1%	17.4%	17.7%	17.8%	16.5%
Effective income tax rate - adjusted (3)	22.3%	22.5%	21.2%	22.3%	20.7%

(1)	These amounts have been recognized in Corporate Support.
(2)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software) and any goodwill impairment.
(3)

See the Glossary section of our interim Management’s Discussion and Analysis dated August 26, 2026, available at sedarplus.com and sec.gov, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Additional information about ROE and other key performance and non-GAAP measures and ratios can be found under the Key performance and non-GAAP measures section of our Q3 2026 Report to Shareholders.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty (including risks associated with the conflict in the Middle East), environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, credit, market, liquidity and funding, insurance, operational, compliance, reputation and strategic risks, other risks discussed in the risk sections of our 2025 Annual Report and the Risk management section of our Q3 2026 Report to Shareholders, including legal and regulatory environment risk, the effects of changes in government fiscal, monetary and other policies and tax risk and transparency, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, risks associated with the adoption of emerging technologies, such as cloud computing, artificial intelligence (AI), including generative AI, and robotics, fraud risk and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2025 Annual Report and the Risk management section of our Q3 2026 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2025 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q3 2026 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Access to Quarterly Results Materials

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q3 2026 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for August 27, 2026 at 8:30 a.m. (EST) and will feature a presentation about our third quarter results by RBC® executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (647-557-5257 or 888-440-2170, passcode 8417166#). Please call between 8:20 a.m. and 8:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from August 27, 2026 until December 2, 2026 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (647-362-9199 or 800-770-2030, passcode 8417166#).

Media Relations Contact

Heather Colquhoun, Senior Director, CFO Group and CLAO Group Communications, heather.colquhoun@rbc.com, 437-994-5044

Investor Relations Contact

Asim Imran, Senior Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 105,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/peopleandplanet.

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